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                              June 25, 2020

       Sachin Shah
       Chief Executive Officer
       Brookfield Renewable Partners L.P.
       73 Front Street, 5th Floor
       Hamilton, HM12, Bermuda

                                                        Re: Brookfield
Renewable Partners L.P.
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed June 22, 2020
                                                            File No. 333-237996

       Dear Mr. Shah:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2020 letter.

       Amendment No. 1 to Form F-3 filed June 22, 2020

       Exchanges of BEPC Exchangeable Shares for BEP Units, page 14

   1. In your response to prior comment 1, you revised to disclose that under the primary exchange right, the BEP
units that BEPC would be obligated to deliver following an
                                                        exchange request will
be issued by BEP to BEPC, and BEPC in turn will deliver such
                                                        BEP units to such
holder. Footnote 1 to your registration statement fee table continues to state that the
registered number of BEP units represent the number of shares to be issued by BEP "or to be
delivered by Brookfield Renewable Corporation ("BEPC") or
                                                        Brookfield Asset
Management Inc. ("Brookfield")." In your June 4, 2020 response letter to us, you noted that
Brookfield is a selling unitholder in its "delivery" of the respective
                                                        BEP units. Please
explain to us and clarify your disclosures, as appropriate, BEPC's role
 Sachin Shah
Brookfield Renewable Partners L.P.
June 25, 2020
Page 2
      in the distribution of the BEP units to the tendering holders of BPEC exchangeable shares.
      In this regard, further explain the distinction between "issuance" and "delivery" of the
      BEP units and why BEPC is not participating in the distribution of the BEP units within the meaning of Section 2(a)(11) of the Securities Act of 1933.


      Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameSachin Shah
                                                          Division of
Corporation Finance
Comapany NameBrookfield Renewable Partners L.P.
                                                          Office of Energy &
Transportation
June 25, 2020 Page 2
cc:       Mile T. Kurta
FirstName LastName